Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Cameco Corporation
     We consent to the incorporation by reference in the Registration Statement on Form S-8 of Cameco Corporation relating to the Company’s Employee Share Ownership Plan of our report dated January 30, 2006, except as to notes 9, 21(d) and 26 which are as of February 20, 2006 with respect to the consolidated balance sheets of Cameco Corporation as at December 31, 2005 and 2004 and the related consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the Annual Report on Form 40-F of Cameco Corporation for the year ended December 31, 2005.
/s/ KPMG LLP
Chartered Accountants
Saskatoon, Canada
December 14, 2006